SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2008

Commission File Number 0-28800

_____

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2008, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated May 9, 2008, entitled "REPORT TO SHAREHOLDERS FOR THE QUARTER AND NINE MONTHS ENDED 31 MARCH 2008."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May 9, 2008

By: /s/ Themba Gwebu

Name: Themba Gwebu

Title: Company Secretary



DRDGOLD LIMITED

REPORT TO SHAREHOLDERS FOR THE QUARTER AND NINE MONTHS ENDED **31 MARCH 2008**

2008 FINANCIAL YEAR

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa) • Registration No. 1895/000926/06
JSE share code: DRD • ISIN code: ZAE000058723
Issuer code: DUSM • NASDAQ trading symbol: DROO
("DRDGOLD" or "the company")

GROUP RESULTS (Unaudited)

KEY FEATURES

- Safety: fatality-free quarter
- 199% increase in cash operating profit, to R142.2 million from R47.6 million
- 3% drop in cash operating costs, to R356.4 million from R369.3 million
- R103.3 million headline profit, up from R9.2 million
- Strong balance sheet supports current and future growth

REVIEW OF OPERATIONS

Group		Quarter Mar 2008	Quarter Dec 2007	% Change	Quarter Mar 2007	9 months to 31 Mar 2008	9 months to 31 Mar 2007
Gold production							
South African operations	oz	**70 378**	77 259	(9)	75 330	**236 794**	253 991
	kg	**2 189**	2 403	(9)	2 343	**7 365**	7 900
Discontinued operations	oz	**–**	3 394	na*	28 437	**13 427**	132 099
	kg	**–**	106	na	884	**417**	4 106
Group	oz	**70 378**	80 653	(13)	103 767	**250 221**	386 090
	kg	**2 189**	2 509	(13)	3 227	**7 782**	12 006
Cash operating costs							
South African operations	US$ per oz	**667**	703	5	572	**647**	524
	ZAR per kg	**162 806**	153 690	(6)	133 492	**148 863**	122 288
Discontinued operations	US$ per oz	**–**	1 336	na	707	**1 098**	624
	ZAR per kg	**–**	281 613	na	164 963	**252 775**	145 590
Group	US$ per oz	**667**	730	9	606	**672**	558
	ZAR per kg	**162 806**	159 094	(2)	141 449	**154 431**	130 257
Gold price received	US$ per oz	**943**	797	18	663	**796**	633
	ZAR per kg	**228 836**	173 606	32	154 629	**182 993**	147 652
Capital expenditure	US$ million	**4.7**	6.7	30	9.0	**16.5**	34.7
	ZAR million	**35.6**	45.3	21	65.9	**117.4**	252.0
Average exchange rate	ZAR:US$	**7.55**	6.78	(11)	7.25	**7.15**	7.26

* na: not applicable



DRDGOLD SA: gold production (oz)

— Gold production



DRDGOLD SA: cash operating margin US$/oz

— Revenue US$/oz
— Cash operating costs US$/oz



DRDGOLD SA: cash operating margin R million

— Revenue Rm
— Cash operating costs Rm

STOCK

Issued capital

376 432 389 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 392 700 599

Stock traded	JSE	NASDAQ
Average volume for the quarter per day ('000)	1 873	4 101
% of issued stock traded (annualised)	130	284
Price • High	R10.25	US$1.352
• Low	R5.05	US$0.714
• Close	R8.25	US$0.980



DRDGOLD closing share price

FORWARD-LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2007, which we filed with the United States Securities and Exchange Commission on 14 December 2007 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

OVERVIEW

Dear shareholder

Safety

I am pleased and encouraged to be able to report that the operations of DRDGOLD recorded a quarter free of fatalities. However, an operation-by-operation examination of other key safety indicators – Dressing Station Injury Frequency Rate ("DSIFR"), Disabling Injury Frequency Rate ("DIFR") and Reportable Injury Frequency Rate ("RIFR") – shows a generally poorer performance. This demands continuous attention by both management and employees.

As previously reported, research has shown behaviour to be a major cause of accidents. In response to this, operational management is engaging with employees and their representatives as well as contractors and their employees to secure buy-in for the design and piloting of a behaviour-based safety programme at Blyvooruitzicht Gold Mining Company Limited ("Blyvoor"). Successful implementation at Blyvoor will be followed by a roll-out of the programme to the other operations.

Production

Group gold production from continuing operations was 9% lower at 70 378 ounces ("oz"), due both to the negative impact of Eskom power cuts in January at the underground operations and to a significant drop in underground grade at ERPM, which is reported in more detail below. We estimate that, had it not been for the power cuts, our operations would have produced an additional 3 000oz.

Financial

Group revenue was 20% higher at R498.6 million, a consequence of a 32% increase in the average gold price received to R228 836/kg. After accounting for cash operating unit costs, which were 2% higher at R162 806/kg, cash operating profit was 199% higher at R142.2 million.

Corporate and Board appointments

I am pleased to announce the appointment of Craig Barnes as Chief Financial Officer ("CFO") and an Executive Director of DRDGOLD Limited. Craig was previously Chief Financial Officer of DRDGOLD South African Operations (Pty) Limited ("DRDGOLD SA"). Kobus Dissel, who has been DRDGOLD CFO in an acting capacity, continues as Financial Manager: Corporate Services.

Niel Pretorius, Chief Executive Officer of DRDGOLD SA, has been appointed Managing Director (South Africa) for DRDGOLD.

Looking ahead

For so long as South Africa's current power dilemma continues, it will be difficult to anticipate operational performance going forward. However, provided that Eskom is able to continue to supply power at 95% of its previous level and to continue to give notice of impending cuts, we remain optimistic that – all other operational factors remaining stable – we will be able to maintain current production levels.

The aforementioned decline in underground grade at ERPM is an unfortunate reversal; the pattern of declining production and rising costs over a number of quarters simply cannot be allowed to continue. As previously reported, management anticipates a re-organisation and right-sizing of ERPM's underground operations. In compliance with the requirements of the Labour Relations Act, a 60-day facilitated process of formal consultation with representative unions has begun.

It is fortuitous that the aforementioned reversals come at a time of gold price buoyancy, but we are conscious that we cannot fall into complacency and that our drive to return the South African operations to sustainable stability must continue apace. Further, we must continue to pursue growth, in terms of both our various brownfields underground projects and surface retreatment.

In our view, we have complied with all the requirements for a mining licence to mine the Top Star dump. We enquire on a weekly basis regarding the progress of our application, and still await a positive response from the Department of Minerals and Energy ("DME").

It is pleasing to report, in closing, that at the Ergo JV with Mintails, Phase 1 refurbishment of the Brakpan plant is on track, the site establishment plan for the recovery of the Benoni dump has been finalised, preparations for the installation of the necessary pipelines have begun, and the rehabilitation contract for the Brakpan tailings facility has been awarded. In respect of Phase 2, a specialist process engineer has been appointed in an overseeing capacity, consultants have been appointed to conduct uranium and sulphuric acid feasibility studies and dump evaluation continues.

John Sayers
Chief Executive Officer

9 May 2008

The condensed consolidated financial statements below are prepared in accordance with International Financial Reporting Standards ("IFRS").

CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)	Quarter Mar 2008 Rm	Quarter Dec 2007 Rm	Quarter Mar 2007 Rm	9 months to 31 Mar 2008 Rm	9 months to 31 Mar 2007 Rm
Continuing operations					
Gold and silver revenue	**498.6**	416.9	356.2	**1 348.5**	1 153.0
Cash operating costs	**(356.4)**	(369.3)	(312.8)	**(1 096.4)**	(966.1)
Cash operating profit	**142.2**	47.6	43.4	**252.1**	186.9
Administration and general other costs	**(21.3)**	(17.7)	(21.5)	**(61.8)**	(85.8)
Share-based payments	**(0.3)**	(0.9)	(2.0)	**(0.7)**	(5.9)
Care and maintenance costs	**(2.3)**	(2.8)	(3.2)	**(7.6)**	(8.1)
Profit from operations	**118.3**	26.2	16.7	**182.0**	87.1
Retrenchment costs	**–**	(5.1)	(0.8)	**(6.2)**	(0.9)
Investment income	**27.5**	15.4	4.8	**40.6**	14.1
Finance expense	**(4.7)**	(4.8)	(2.7)	**(17.9)**	(33.4)
Net operating profit	**141.1**	31.7	18.0	**198.5**	66.9
Rehabilitation	**(4.7)**	(4.8)	(3.1)	**(14.2)**	(9.3)
Depreciation	**(18.4)**	(19.9)	(18.6)	**(58.0)**	(53.1)
Loss on financial instruments	**–**	(0.8)	–	**(0.8)**	–
Movement in gold in process	**(0.1)**	1.3	(1.0)	**0.6**	0.4
Profit/(loss) before taxation	**117.9**	7.5	(4.7)	**126.1**	4.9
Taxation	**(13.6)**	(3.5)	(0.2)	**(17.1)**	(0.5)
Profit/(loss) after taxation	**104.3**	4.0	(4.9)	**109.0**	4.4
Profit/(loss) on sale of investments	**–**	–	–	**12.0**	(7.8)
Impairments	**–**	–	–	**–**	15.6
Discontinued operations					
Profit/(loss) for the period from discontinued operations	**(1.3)**	6.6	(83.3)	**(51.3)**	(319.2)
Profit on sale of investments	**30.3**	118.3	90.6	**1 156.6**	90.6
Impairment from discontinued operations	**(1.3)**	(44.4)	(3.9)	**(45.7)**	(787.0)
Net profit/(loss) for the period	**132.0**	84.5	(1.5)	**1 180.6**	(1 003.4)
Attributable to:					
Minority interest	**27.6**	(8.7)	3.5	**225.9**	(204.9)
Ordinary shareholders of the company	**104.4**	93.2	(5.0)	**954.7**	(798.5)
	132.0	84.5	(1.5)	**1 180.6**	(1 003.4)
Headline profit/(loss) per share – cents					
– From continuing operations	**27.7**	1.1	(2.2)	**29.0**	1.3
– From total operations	**27.5**	2.4	(21.2)	**18.3**	(74.4)
Basic profit/(loss) per share – cents					
– From continuing operations	**27.7**	1.1	(2.2)	**32.2**	3.7
– From total operations	**27.7**	24.8	(1.4)	**254.0**	(240.6)
Calculated on the weighted average ordinary shares issued of:	**376 228 788**	376 141 981	345 510 540	**375 852 976**	331 852 870
Diluted headline profit/(loss) per share – cents	**27.5**	2.4	(21.2)	**18.3**	(74.4)
Diluted basic profit/(loss) per share – cents	**27.7**	24.8	(1.4)	**254.0**	(240.6)

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)	As at 31 Mar 2008 Rm	As at 31 Dec 2007 Rm	As at 31 Mar 2007 Rm
Assets			
Property, plant and equipment	**669.1**	652.3	704.6
Investments	**57.7**	57.7	62.0
Environmental rehabilitation trust funds	**86.6**	82.8	71.1
Current assets	**1 050.6**	956.6	1 170.4
Inventories	**51.0**	69.2	99.6
Trade and other receivables	**186.5**	123.2	66.5
Financial assets	**–**	–	10.7
Cash and cash equivalents	**790.4**	749.2	108.3
Assets classified as held for sale	**22.7**	15.0	885.3
	1 864.0	1 749.4	2 008.1
Equity and liabilities			
Equity	**1 248.6**	1 130.2	239.8
Shareholders' equity	**1 186.1**	1 083.5	204.9
Minority shareholders' interest	**62.5**	46.7	34.9
Long-term liabilities	**49.2**	49.2	130.2
Post-retirement and other employee benefits	**22.1**	21.5	21.6
Provision for environmental rehabilitation	**296.9**	288.3	276.0
Deferred mining and income taxes	**–**	–	101.6
Current liabilities	**247.2**	260.2	1 238.9
Trade and other liabilities	**247.2**	260.2	346.2
Financial liabilities	**–**	–	240.9
Current portion of long-term liabilities	**–**	–	530.6
Liabilities classified as held for sale	**–**	–	121.2
	1 864.0	1 749.4	2 008.1

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)	**Quarter Mar 2008 Rm**	Quarter Dec 2007 Rm	Quarter Mar 2007 Rm	**9 months to 31 Mar 2008 Rm**	9 months to 31 Mar 2007 Rm
Balance at the beginning of the period	**1 130.2**	1 251.8	109.5	**143.5**	1 015.3
Share capital issued	**1.6**	0.9	142.5	**29.1**	268.7
– for acquisition finance and cash	**–**	–	141.4	**28.0**	269.6
– for share options exercised	**1.6**	–	–	**1.6**	1.0
– increase in share-based payment reserve	**0.3**	0.9	2.0	**0.7**	5.9
– for costs	**(0.3)**	–	(0.9)	**(1.2)**	(7.8)
Net profit/(loss) attributed to ordinary shareholders	**104.4**	93.2	(5.0)	**954.7**	(798.5)
Net profit/(loss) attributed to minority shareholders	**27.6**	(8.7)	3.5	**225.9**	(204.9)
(Decrease)/increase in minorities	**(37.2)**	(152.1)	–	**(189.3)**	18.5
Currency translation adjustments and other	**22.0**	(54.9)	(10.7)	**84.7**	(59.3)
Balance as at the end of the period	**1 248.6**	1 130.2	239.8	**1 248.6**	239.8
Reconciliation of headline profit/(loss)					
Net profit/(loss)	**104.4**	93.2	(5.0)	**954.7**	(798.5)
Adjusted for:					
– Impairments	**–**	–	–	**–**	(15.6)
– Impairment from discontinued operation	**1.3**	44.4	3.9	**45.7**	787.0
– Minority share of impairment from discontinued operation	**(0.2)**	(9.5)	(0.8)	**(9.7)**	(205.2)
– Profit on sale of discontinued operations	**(30.3)**	(118.3)	(90.6)	**(1 156.6)**	(90.6)
– Minority share of profit on sale of investments	**28.1**	(0.6)	19.3	**246.5**	68.2
– Profit on sale of investments	**–**	–	–	**(12.0)**	7.8
Headline profit/(loss)	**103.3**	9.2	(73.2)	**68.6**	(246.9)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(Unaudited)	**Quarter Mar 2008 Rm**	Quarter Dec 2007 Rm	Quarter Mar 2007 Rm	**9 months to 31 Mar 2008 Rm**	9 months to 31 Mar 2007 Rm
Net cash in/(out)flow from operations	**137.5**	13.3	(15.8)	**115.7**	(111.5)
Working capital changes	**(85.7)**	(373.5)	(64.5)	**(733.8)**	63.9
Net cash (out)/inflow from investing activities	**(36.0)**	240.9	(73.2)	**2 075.3**	(251.1)
Net cash in/(out)flow from financing activities	**1.6**	20.1	113.5	**(1 037.9)**	(51.5)
Increase/(decrease) in cash and cash equivalents	**17.4**	(99.2)	(40.0)	**419.3**	(350.2)
Translation adjustment	**23.8**	(48.9)	(2.2)	**233.4**	(12.3)
Opening cash and cash equivalents	**749.2**	897.3	168.7	**137.7**	489.0
Closing cash and cash equivalents	**790.4**	749.2	126.5	**790.4**	126.5
Cash classified as assets held for sale included in the closing balance	**–**	–	18.2	**–**	18.2
Reconciliation of net cash outflow from operations					
Net operating profit	**141.1**	31.7	18.0	**198.5**	66.9
Net operating loss from discontinued operations	**(3.1)**	(25.7)	(24.6)	**(110.2)**	(168.1)
	138.0	6.0	(6.6)	**88.3**	(101.2)
Adjusted for:					
Interest provision	**–**	(3.9)	–	**–**	–
Amortisation of convertible cost	**–**	–	–	**–**	3.5
Financial instruments	**–**	1.8	21.0	**1.2**	48.9
Unrealised foreign exchange (gain)/loss	**(3.3)**	4.2	(7.9)	**39.0**	(1.3)
Growth in environmental trust funds	**(3.8)**	(2.0)	(2.2)	**(10.8)**	(5.3)
Other non-cash items	**6.8**	8.4	1.3	**56.9**	41.5
Interest paid	**(0.2)**	(1.6)	(20.2)	**(36.0)**	(76.7)
Taxation paid	**–**	0.4	(1.2)	**(22.9)**	(20.9)
Net cash in/(out)flow from operations	**137.5**	13.3	(15.8)	**115.7**	(111.5)

KEY OPERATING AND FINANCIAL RESULTS

South African operations

Blyvoor		Quarter **Mar 2008**	Quarter Dec 2007	% Change	Quarter Mar 2007	**9 months to 31 Mar 2008**	9 months to 31 Mar 2007
Ore milled							
Underground	t'000	**155**	164	(5)	141	**513**	506
Surface	t'000	**946**	937	1	900	**2 739**	2 762
Total	t'000	**1 101**	1 101	–	1 041	**3 252**	3 268
Yield							
Underground	g/t	**4.48**	4.80	(7)	4.97	**4.79**	5.07
Surface	g/t	**0.33**	0.30	10	0.38	**0.31**	0.34
Total	g/t	**0.91**	0.97	(6)	1.00	**1.02**	1.08
Gold produced							
Underground	oz	**22 312**	25 302	(12)	22 538	**78 961**	82 435
	kg	**694**	787	(12)	701	**2 456**	2 564
Surface	oz	**10 031**	9 131	10	11 092	**27 650**	30 543
	kg	**312**	284	10	345	**860**	950
Total	oz	**32 343**	34 433	(6)	33 630	**106 611**	112 978
	kg	**1 006**	1 071	(6)	1 046	**3 316**	3 514
Cash operating costs							
Underground	US$ per oz	**814**	823	1	714	**758**	635
	ZAR per kg	**198 768**	179 621	(11)	166 572	**174 333**	148 034
	ZAR per tonne	**890**	862	(3)	828	**835**	750
Surface	US$ per oz	**350**	418	16	265	**390**	289
	ZAR per kg	**85 026**	91 415	7	61 855	**89 581**	67 386
	ZAR per tonne	**28**	28	–	24	**28**	23
Total	US$ per oz	**670**	715	6	566	**663**	541
	ZAR per kg	**163 492**	156 232	(5)	132 033	**152 353**	126 231
	ZAR per tonne	**149**	152	2	133	**155**	136
Cash operating profit	US$ million	**8.7**	2.9	200	2.9	**14.4**	9.6
	ZAR million	**63.7**	19.6	225	20.9	**103.3**	69.3
Capital expenditure (net)	US$ million	**2.1**	2.5	16	2.0	**6.5**	7.0
	ZAR million	**15.5**	17.0	9	14.8	**46.2**	50.8



Total gold production was 6% lower at 32 343oz, a consequence mainly of the impact of Eskom power cuts in January on underground gold production, which was 12% lower at 22 312oz. Surface production increased by 10% to 10 031oz.

Underground throughput was 5% down at 155 000 tonnes ("t"), a consequence of five production days lost due to power outages. Full production was restored only after nine days. Underground yield was 7% lower at 4.48 grammes per tonne ("g/t").

Higher gold production from surface sources resulted mainly from a 10% increase in yield to 0.33g/t. Surface throughput was 1% higher at 946 000t.

Total cash operating unit costs were 6% lower at US$670/oz. This reflects a 1% decrease in underground cash operating unit costs to US$814/oz due mainly to lower consumption of stores and lower overtime paid, and a 16% decrease in surface cash operating unit costs, arising from higher gold production.

Cash operating profit was 225% higher at R63.7 million, reflecting both an increase in the average gold price received and a deterioration of the South African Rand against the United States Dollar.

Capital expenditure for the quarter of R15.5 million was directed mainly towards the cost of the Way Ahead Project raise boring.

First production from the Way Ahead Project is on track for the September quarter. The first raise borehole between 31 and 33 levels has been completed and work on the second, between 27 and 31 levels, is scheduled for completion by the end of July.

Drilling of the first exploration hole in the southern extension of the mine's lease area has begun.

At No 6 Shaft, work has begun on the 15/29 Incline Project. Some R3.5 million will be spent to open up Main Reef and Carbon Leader reserves of some 540 000m² with a recovered grade averaging 4.8g/t. Mining at a rate of 12 000t per month, the project has an estimated life of 10 years. Production is expected to begin during the last quarter of calendar 2008 at a rate of 1 000t per month, rising to 12 000t per month over the ensuing 12 months.

The mine continues to operate at full production, well within the 95% power consumption limit agreed with Eskom. Savings are achieved by cutting power supply to the mine village for four hours a day, shutting down underground compressors between 16:00 and 21:00 daily and re-scheduling pumping to off-peak periods.

KEY OPERATING AND FINANCIAL RESULTS

Crown		Quarter Mar 2008	Quarter Dec 2007	% Change	Quarter Mar 2007	9 months to 31 Mar 2008	9 months to 31 Mar 2007
Ore milled	t'000	1 919	2 138	(10)	2 011	6 204	6 298
Yield	g/t	0.34	0.30	13	0.36	0.33	0.40
Gold produced	oz	20 673	20 737	–	23 180	65 781	80 344
	kg	643	645	–	721	2 046	2 499
Cash operating costs	US$ per oz	557	617	10	491	560	434
	ZAR per kg	135 855	134 798	(1)	114 423	128 842	101 174
	ZAR per tonne	46	41	(12)	41	42	40
Cash operating profit	US$ million	8.3	3.6	131	3.8	16.0	15.5
	ZAR million	60.4	24.6	146	27.5	114.3	112.6
Capital expenditure (net)	US$ million	0.4	0.3	(33)	1.2	0.9	2.7
	ZAR million	2.5	2.2	(14)	9.0	6.2	19.9







Gold production was steady at 20 673oz. While average yield increased by 13% to 0.34g/t, reflecting selective recovery of residual high-grade material and residues from the CMR and 4A9 sites, throughput was 10% lower at 1 919 000t. This resulted both from heavy rains in January and February and from a generally slower recovery rate arising from the aforementioned selective recovery of residual high-grade material.

Cash operating unit costs were 10% lower at US$557/oz. Cash operating profit increased by 146% to R60.4 million, reflecting the higher average gold price received and a higher average Rand:US Dollar exchange rate.

ERPM		Quarter Mar 2008	Quarter Dec 2007	% Change	Quarter Mar 2007	9 months to 31 Mar 2008	9 months to 31 Mar 2007
Ore milled							
Underground	t'000	78	72	8	61	235	201
Surface	t'000	491	504	(3)	430	1 501	1 253
Total	t'000	569	576	(1)	491	1 736	1 454
Yield							
Underground	g/t	4.68	7.11	(34)	6.52	6.06	7.06
Surface	g/t	0.36	0.35	3	0.41	0.38	0.37
Total	g/t	0.95	1.19	(20)	1.17	1.15	1.30
Gold produced							
Underground	oz	11 735	16 463	(29)	12 796	45 882	45 653
	kg	365	512	(29)	398	1 427	1 420
Surface	oz	5 627	5 626	–	5 724	18 520	15 016
	kg	175	175	–	178	576	467
Total	oz	17 362	22 089	(21)	18 520	64 402	60 669
	kg	540	687	(21)	576	2 003	1 887
Cash operating costs							
Underground	US$ per oz	967	777	(24)	711	776	604
	ZAR per kg	235 250	170 171	(38)	165 952	178 328	140 795
	ZAR per tonne	1 101	1 210	9	1 083	1 081	994
Surface	US$ per oz	427	729	41	629	552	640
	ZAR per kg	106 789	159 537	33	146 725	126 884	149 332
	ZAR per tonne	38	55	31	61	49	56
Total	US$ per oz	792	765	(3)	686	711	613
	ZAR per kg	193 619	167 463	(16)	160 010	163 534	142 908
	ZAR per tonne	184	200	8	188	189	185
Cash operating profit/(loss)	US$ million	2.4	0.6	300	(0.7)	4.8	0.7
	ZAR million	18.0	3.5	414	(5.0)	34.5	5.0
Capital expenditure (net)	US$ million	0.7	1.3	46	1.3	2.9	3.6
	ZAR million	5.8	9.0	36	9.5	21.0	26.1



Production oz
27 000
25 000
23 000
21 000
19 000
17 000
15 000
oz
Jun 07
Sep 07
Dec 07
Mar 08
Quarter
Gold production

Cash operating margin US$/oz
1 000
900
800
700
600
500
$/oz
Jun 07
Sep 07
Dec 07
Mar 08
Quarter
Revenue
Cash operating costs US$/oz

Cash operating margin R million
150
100
50
R million
Jun 07
Sep 07
Dec 07
Mar 08
Quarter
Revenue Rm
Cash operating costs Rm

Total gold production was 21% lower at 17 362oz, reflecting a 29% drop in gold production from underground to 11 735oz. Surface gold production was steady at 5 627oz.

Lower underground production resulted mainly from a 34% drop in yield to 4.68g/t. This resulted from a temporary stoppage to mining in two high-grade longwalls on 71 and 72 levels due to build up of stress as a result of the increased rate of mining during the previous quarter. Underground throughput was 8% higher at 78 000t but was nonetheless negatively affected both by Eskom's power cuts in January and by compressor and No 5 ice plant breakdowns.

A 3% increase in surface yield to 0.36g/t was negated by a 3% drop in throughput from the Cason Dump to 491 000t, a consequence of a power outage caused by flooding of the Angelo main pump station.

Total cash operating unit costs were 3% higher at US$792/oz, This resulted from a 24% increase in underground cash operating unit costs to US$967/oz, a consequence of lower underground gold production. Surface cash operating unit costs were 41% lower at US$427/oz.

Cash operating profit was 414% higher at R18 million, due both to the higher average gold price received and a higher average Rand:US Dollar exchange rate.

The plugging project has been completed at Far East Vertical Shaft and is 95% complete at South East Vertical Shaft.

Discontinued operations – Emperor Mines Limited

Tolukuma		**Quarter Mar 2008**	Quarter Dec 2007	% Change	Quarter Mar 2007	**9 months to 31 Mar 2008**	9 months to 31 Mar 2007
Ore milled	t'000	**–**	11	na	48	**56**	136
Yield	g/t	**–**	9.64	na	6.15	**7.45**	7.68
Gold produced	oz	**–**	3 394	na	9 483	**13 427**	33 620
	kg	**–**	106	na	295	**417**	1 045
Cash operating costs	US$ per oz	**–**	1 336	na	922	**1 098**	857
	ZAR per kg	**–**	292 887	na	215 146	**248 751**	199 947
	ZAR per tonne	**–**	2 822	na	1 322	**1 852**	1 536
Cash operating loss	US$ million	**–**	(1.7)	na	(0.8)	**(2.6)**	(4.9)
	ZAR million	**–**	(11.5)	na	(6.1)	**(18.0)**	(35.2)
Capital expenditure (net)	US$ million	**–**	0.1	na	1.3	**2.2**	4.9
	ZAR million	**–**	0.3	na	9.5	**15.3**	35.6

Porgera (20% Share of Joint Venture)2008		**Quarter Mar** 2007	Quarter Dec Change	% 2007	Quarter Mar **2008**	**9 months to 31 Mar** 2007	9 months to 31 Mar
Ore milled	t'000	**–**	–	–	214	**–**	714
Yield	g/t	**–**	–	–	2.69	**–**	3.12
Gold produced	oz	**–**	–	–	18 525	**–**	71 570
	kg	**–**	–	–	576	**–**	2 225
Cash operating costs	US$ per oz	**–**	–	–	597	**–**	450
	ZAR per kg	**–**	–	–	139 262	**–**	105 063
	ZAR per tonne	**–**	–	–	375	**–**	327
Cash operating profit	US$ million	**–**	–	–	2.9	**–**	10.7
	ZAR million	**–**	–	–	21.2	**–**	77.6
Capital expenditure (net)	US$ million	**–**	–	–	3.1	**–**	7.6
	ZAR million	**–**	–	–	22.3	**–**	55.2

KEY OPERATING AND FINANCIAL RESULTS

Vatukoula		Quarter Mar 2008	Quarter Dec 2007	% Change	Quarter Mar 2007	9 months to 31 Mar 2008	9 months to 31 Mar 2007
Ore milled	t'000	–	–	–	–	–	117
Yield	g/t	–	–	–	–	–	7.15
Gold produced	oz	–	–	–	429	–	26 910
	kg	–	–	–	13	–	836
Cash operating costs	US$ per oz	–	–	–	–	–	795
	ZAR per kg	–	–	–	–	–	189 986
	ZAR per tonne	–	–	–	–	–	1 358
Cash operating profit/(loss)	US$ million	–	–	–	1.0	–	(4.5)
	ZAR million	–	–	–	7.1	–	(36.9)
Capital expenditure (net)	US$ million	–	–	–	0.1	–	9.2
	ZAR million	–	–	–	0.7	–	66.2

CASH OPERATING COSTS RECONCILIATION

			South African Operations		
R000 unless otherwise stated		Crown	ERPM	Blyvoor	Total Mine Operations
Total cash costs	Mar 08 Qtr	93 258	111 616	170 595	375 469
	Dec 07 Qtr	93 557	120 769	172 440	386 766
	9 months to Mar 08	282 834	348 768	521 609	1 153 211
Movement in gold in process	Mar 08 Qtr	945	(373)	(606)	(34)
	Dec 07 Qtr	687	442	163	1 292
	9 months to Mar 08	2 054	(1 225)	(232)	597
Less: production taxes, rehabilitation and other	Mar 08 Qtr	3 369	2 266	1 515	7 150
	Dec 07 Qtr	3 664	2 224	1 518	7 406
	9 months to Mar 08	10 531	7 372	4 610	22 513
Less: retrenchment costs	Mar 08 Qtr	–	–	–	–
	Dec 07 Qtr	–	7	–	7
	9 months to Mar 08	–	366	–	366
Less: corporate and general administration costs	Mar 08 Qtr	3 479	4 423	4 001	11 903
	Dec 07 Qtr	3 635	3 933	3 761	11 329
	9 months to Mar 08	10 746	12 246	11 564	34 556
Cash operating costs	Mar 08 Qtr	87 355	104 554	164 473	356 382
	Dec 07 Qtr	86 945	115 047	167 324	369 316
	9 months to Mar 08	263 611	327 559	505 203	1 096 373
Gold produced	Mar 08 Qtr	643	540	1 006	2 189
	Dec 07 Qtr	645	687	1 071	2 403
	9 months to Mar 08	2 046	2 003	3 316	7 365
Total cash operating costs – R/kg	Mar 08 Qtr	135 855	193 619	163 492	162 806
	Dec 07 Qtr	134 798	167 463	156 232	153 690
	9 months to Mar 08	128 842	163 534	152 353	148 863
Total cash operating costs – US$/oz	Mar 08 Qtr	557	792	670	667
	Dec 07 Qtr	617	765	715	703
	9 months to Mar 08	560	711	663	647

EXPLORATION AND DEVELOPMENT

ERPM
Drilling is in progress from 73 E 1, to verify the presence of lateral displacement of the major dip fault by an east west trending dyke, as interpreted by previous drilling.

ERPM Extension 1 (Sallies)
The Annual Prospecting Report has been submitted to the DME. During the quarter, prospecting was confined within the mining lease area, however future drilling is planned from 70 level footwall drive east and is expected to intersect reef, close to or within Extension 1.

Crown/ERGO
During the quarter exploration activity was concentrated on the ERGO Joint Venture to obtain a National Instrument 43-101-compliant gold, uranium and sulphur resource. To date, drilling and sampling of 10 holes per dump, to soil intersection, has been completed at the Elsburg, Mooifontein, GMTS, Homestead and Daggerfontein complexes. Rooikraal has been partially drilled, with future drilling, planned for Grootvlei, Marievale and Brakpan. All sampling has been completed in the prescribed manner and submitted to ALS Global, an independent accredited laboratory, for assay. Currently there is a three-month turnaround period on the assays. Additional drilling has been undertaken at Elsburg to generate material for metallurgical test work. All relevant technical information pertaining to the complexes is forwarded to RSG Global, for the generation of the Competent Persons Report. During the quarter they have declared a SAMREC-compliant Measured gold resource for Benoni of 14.3 million tons at 0.361g/t.

Blyvoor
An exploration drilling programme has been scheduled out and drilling has commenced with three air machines, drilling cover and structure holes, at 38 21 (south west block), 38 4 and 35 29 S2 (Alpha dyke). A fourth hydraulic machine is on site and being transported to 38 Level.



2008 FINANCIAL YEAR

DRDGOLD LIMITED

DIRECTORS

(*British) (Australian) (***American)**

Executives:
JWC Sayers (Chief Executive Officer)
CC Barnes (Chief Financial Officer)

Non-executive:
J Turk***

Company Secretary:
TJ Gwebu

Independent non-executives:
D Blackmur** (Senior Non-Executive Director)
GC Campbell* (Non-Executive Chairman)
RP Hume
EA Jeneker

For further information, contact John Sayers at:

Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • website: http://www.drdgold.com

Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa